Filed by Invitation Homes Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

SEC File No.: 001-36163

Date: August 10, 2017

Invitation Homes Associates,

This morning, we announced a strategic merger that will significantly enhance the future direction of our company. Invitation Homes entered into a merger agreement with Starwood Waypoint Homes, one of the leading public companies in the single-family home rental industry (NYSE: SFR). The combined company brings together the best practices, technology, and personnel from both firms to create the premier single-family rental company in the United States. While many of the details of the merger and what it may mean to you are still developing, I want to share the basics with you now.

We believe this merger of equals will deliver a number of important benefits to our residents, stockholders, associates and vendors. Together, the companies will own and manage approximately 82,000 homes in complementary, strategically targeted markets – with the addition of the Denver, Nashville, Dallas, and Houston markets to our portfolio of homes – and have a total enterprise value of approximately $20 billion. We believe that the new, larger company will broaden our range of complimentary services to our residents, enhance development opportunities for our professionals, and generate substantial value for stockholders.

As you can imagine, the extensive post-merger planning begins now. While the two companies have agreed to pursue a merger, each organization will operate independently until the official close, which we anticipate to be by year-end. As we plan to integrate our two organizations over the next several months, our goal will be to take the best from both companies to create a combined organization that will lead our industry for years to come. Our two Boards have determined the following:

•	The name of the new organization will be Invitation Homes.

•	The most senior leaders of Invitation Homes will include:

O  Bryce Blair, Chairman. Bryce is the current Chairman of the Invitation Homes Board of Directors.

O  Fred Tuomi, CEO. Fred is the current CEO of Starwood Waypoint Homes.

O  Ernie Freedman, CFO. Ernie is the current Chief Financial Officer of Invitation Homes.

O  Dallas Tanner, CIO. Dallas is the current Chief Investment Officer of Invitation Homes.

O  Charles Young, COO. Charles is the current Chief Operating Officer of Starwood Waypoint Homes.

O  Mark Solls, CLO. Mark is the current Chief Legal Officer of Invitation Homes.

•	The new company will have its home office headquartered in Dallas, Texas, but we will also maintain a presence in Scottsdale, Arizona.

•	The new Board of Invitation Homes post-closing will have 11 directors – six appointed by Invitation Homes and five appointed by Starwood Waypoint.

After the close, I will be taking some personal time before looking for the next opportunity, but will also become an advisor to Blackstone. I will also be working closely with the go-forward leadership team and the respective integration teams from both organizations to lay out the plan for bringing our two companies together.

What to expect next: First, please know that there is a commitment by all of the stakeholders involved to communicate as openly, frequently and directly as possible between now and the closing of the merger. As the working groups from Invitation Homes and Starwood Waypoint consider how to best combine our organizations, decisions will be made as to which functions will be carried out by which groups and individuals, and from there, staffing decisions will be made. Much remains to be decided, but we are committed to providing as much advance notice as possible regarding any changes, and offering appropriate severance plans to anyone not offered a comparable job in the new company to help support their transition to other employment.

As I mentioned, until the transaction is completed, Invitation Homes and Starwood Waypoint will continue to operate as separate companies. We should all remain focused on executing on our 2017 business plans and goals, and providing our residents with the superior experience they have come to expect from us. Let’s show our future colleagues how well we perform and how excited we are to make each of our houses a resident’s home.

We recognize that you will have many questions about this announcement. Since I am currently in New York to announce the deal, as an immediate first step, Mark, Bruce and Irwin will host an initial town hall meeting today out of Dallas at 10:00 a.m. CT. When we get back tomorrow, Dallas, Ernie and I will hold an all-hands meeting at 9:15 a.m. CT to address more of your questions. Fred and Charles from Starwood Waypoint will join us tomorrow, so you will have a chance to meet them then as well. We are all committed to providing information as often as possible as we move through this transition.

You may receive inquiries from external parties and it’s important that we speak with one voice. Please forward any resident, vendor or media inquiries to Claire Parker at cparker@invitationhomes.com and any shareholder inquiries to Greg.VanWinkle@invitationhomes.com.

I would like to leave you with this thought: At the end of the day, companies are really about people – committed, talented, passionate people who want to be challenged, who want to invent and create, do something meaningful and lasting, realize their full potential, make a positive impact on their communities and the world – and have fun doing it. That’s exactly what Invitation Homes has been about since the day of its inception five years ago. All of us are passionate individuals who get involved and make a difference in the lives of our residents and our communities every day. We stand for putting our residents first, treating people with respect, and collaborating with our associates and partners. And we now have the opportunity to stand-up with open arms to welcome the talented professionals of Starwood Waypoint.

Thank you for your dedication and support. I am incredibly proud of the company that together we have built, the continuous journey of excellence in all that we do, and the exciting new future for all Invitation Homes stakeholders: our associates, our residents, our vendors, and our stockholders. I believe in the vision of the combined organization and am committed to making sure it is set up for success.

Should you have any questions, feel free to reach out to me directly or any member of our senior management team.

Sincerely,

JB

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Invitation Homes (“INVH”) and Starwood Waypoint Homes (“SFR”) operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR stockholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in core FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our stockholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single-family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs; (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward-looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, invitation Homes Operating Partnership LP, IH Merger Sub, LLC, SFR and Starwood Waypoint Homes Partnership, L.P. In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR stockholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by contacting INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at

www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.